Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER GRANTS STOCK OPTIONS AND CONFIRMS POSITION OF CHIEF FINANCIAL OFFICER

December 5, 2007

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR) announces that 400,000 stock options have been granted to two recently appointed officers of the Company at an exercise price of $0.78 per share. In addition Dr. Lyn Davies CA, whose appointment as Acting Chief Financial Officer of the Company was announced on November 13, 2007, has now been confirmed as the Company’s Chief Financial Officer.

Kimber owns mineral concessions covering approximately 32,000 hectares in the prospective Sierra Madre gold-silver belt, including the Company’s Monterde property where three gold-silver deposits have already been identified, including the Carmen deposit. The Carmen deposit, which has been extensively drilled, is currently undergoing detailed geologic modeling in order to evaluate the potential for a combined open pit and underground mining operation based on current resources. Further, reconnaissance exploration carried out in 2007 has identified a number of new exploration targets. In addition, the Company has a 100% interest in the mineral concessions of its Pericones property, a 6300 hectare property targeted for silver, located approximately 100 kilometres southwest of Mexico City.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Cautionary Statement
Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.